Jonathan L. Awner

Akerman LLP
Three Brickell City Centre
98 Southeast Seventh Street
Suite 1100
Miami, FL 33131

D: 305 982 5615
T: 305 374 5600
F: 305 374 5095
jonathan.awner@akerman.com

June 25, 2021

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GPB Automotive Portfolio, LP

Registration Statement on Form 10-12G

Filed May 14, 2021
File No. 000-56285

Ladies and Gentlemen::

On behalf of GPB Automotive Portfolio, LP. (the “Company” or “GPB”), regarding the above referenced Registration Statement on Form 10-12G, and in response to the Staff's comment letter dated June 11, 2021, we hereby advise the Staff that the Company expects to provide the requested information and file an Amendment to the Form 10 on or before July 14, 2021. The principal reason for the extension of time is completing the financial information for the period ended March 31, 2021, which will be included in the filing. If you have any questions, please call the undersigned at 305.982.5615.

Sincerely,
AKERMAN LLP

/s/ Jonathan L. Awner
Jonathan L. Awner

cc:	Nasreen Mohammed

United States Securities and Exchange Commission

Theresa Brillant

United States Securities and Exchange Commission

Scott Anderegg

United States Securities and Exchange Commission

Katherine Bagley,

United States Securities and Exchange Commission

Robert Chmiel, Chief Financial Officer

GPB Automotive Portfolio, LP